UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC Settlement with US Authorities - 18 August 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 18, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 18, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

                                                                                                                18 August 2010
BARCLAYS PLC
Barclays Bank PLC Settlement with US Authorities
Barclays has disclosed in annual results announcements, annual reports and accounts and Forms 20-F and other publicly available filings
since 2007 that it has been conducting an internal review of its conduct with respect to US Dollar payments made between 1 January 2000 and 31 July 2007 involving countries, persons and entities subject to US economic sanctions and that it has been reporting the results of that review to the US Authorities.
Barclays has announced today that it has reached settlements with the United States Department of Justice, the Manhattan District Attorney's Office, and the US Department Of Treasury's Office of Foreign Assets Control ("OFAC") (together the "US Authorities") in relation to the investigation by those agencies into compliance with US sanctions and US dollar payment practices.  In addition, an Order to Cease and Desist has been issued upon consent by the Federal Reserve Bank of New York and the New York State Banking Department.
Barclays has agreed to pay a total penalty of US$298 million and has entered into Deferred Prosecution Agreements covering a period of 24 months.
In conducting this investigation, Barclays worked
closely and constructively with the US Authorities. The US Authorities have recognised Barclays substantial cooperation in the resolution.
Barclays is committed to the highest levels of integrity and regulatory compliance across all of its operations. Barclays has taken significant steps to enhance further its compliance programmes including:
·
The further development and implementation of its Sanctions Policy which includes a prohibition of transactions with entities on the UN, EU, UK and US sanctions lists;
·
Substantial investment in market-leading payment and customer screening technology; and
·
The delivery of mandatory sanctions training for more than 100,000 staff around the world.

We have fully briefed other relevant regulators on this settlement. The Deferred Prosecution Agreements means that no further action will be taken against Barclays by the US Authorities if, as is Barclays intention, for the duration of the defined period it meets the conditions set down in its agreements with the US Authorities. Barclays does not anticipate any further regulatory actions relating to these issues.

-ENDS-
For further information please contact:
Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 207 116 6132
Michael O'Looney
+1 212 412 5876

About Barclays
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.